Exhibit 99.2

ACORN INTERNATIONAL, INC.

PROXY STATEMENT

General

Our Board of Directors (the “Board”) is soliciting proxies for the annual general meeting of shareholders to be held on November 21, 2019 at 10:00 a.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at the offices of Sheppard Mullin Richter & Hampton LLP, 26/F, Wheelock Square, 1717 Nanjing Road West, Shanghai 200040, the People’s Republic of China.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Acorn International, Inc. (the “Company”) if you hold our ordinary shares, or to Citibank N.A. if you hold American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on October 11, 2019 (the “Record Date”) are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of the Record Date, 72,274,281 shares of our ordinary shares, par value US$0.01 per share, were issued, 47,914,580 of which were represented by ADSs; and 51,619,218 shares of our ordinary shares were outstanding, 34,473,080 of which were represented by ADSs. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in our company shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on our register of members as of the Record Date are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote for the ordinary shares held by such ordinary shareholder. Each proposal put to the vote at the meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of each matter put to a vote.

上 海

● 地址：武宁南路1号越商大厦5楼

● 邮编：200040

● 电话：021-51518888

● 传真：021-51518883

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The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our Directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will not be counted towards a quorum or for any purpose in determining whether the proposal is approved. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of a holder of record of ADSs, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by ADRs related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote ordinary shares other than in accordance with instructions received from the ADS holders of record. As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. may vote those ordinary shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, you may have no recourse.

If Citibank, N.A. does not receive instructions from an ADS holder as of the record date on or before the date established by Citibank, N.A. for such purpose, such holder shall be deemed, and Citibank, N.A. shall deem such holder, to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the deposited securities; provided, however, that no such discretionary proxy shall be given by Citibank, N.A. with respect to any matter to be voted upon as to which the Company informs Citibank, N.A. that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of deposited securities may be adversely affected. The Company has informed Citibank, N.A. that any discretionary proxy they receive from Citibank, N.A. will be voted in accordance with the Board recommendations. In addition, if Citibank, N.A. timely receives voting instructions from an ADS holder which fails to specify the manner in which Citibank, N.A. is to vote the deposited securities represented by such holder’s ADSs, Citibank, N.A. will deem such holder (unless otherwise specified in the notice distributed to holders) to have instructed Citibank, N.A. to vote in favor of the items set forth in such voting instructions.

上 海

● 地址：武宁南路1号越商大厦5楼

● 邮编：200040

● 电话：021-51518888

● 传真：021-51518883

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PROPOSALS 1-5

RE-ELECTION OF DIRECTORS

According to Article 87 of our Amended and Restated Articles of Association (the “Articles”), at each annual general meeting, all of the Directors for the time being shall retire from office, retaining office until the close of such meeting and shall be eligible for re-election by ordinary resolution. If, for any cause, the requisite number of Directors required in accordance with these Articles is not elected at the annual general meeting, they may be elected as soon thereafter as convenient at an extraordinary general meeting of the Members called for that purpose in the manner provided in these Articles. Based on the above rules, all the existing Directors of the Board shall retire from office by rotation and be eligible for re-election at the 2019 annual general meeting.

We now hereby nominate Mr. Robert W. Roche, Mr. Urs P. Zimmerman, Mr. Pierre E. Cohade, Ms. Jenny Hseau-Jean Wang and Mr. Eric Haibing Wu as the Directors for re-election at the 2019 annual general meeting.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominee named below. The Board has no reason to believe that the nominees named below will be unable or unwilling to serve as a Director if re-elected. In the event that the nominees should be unavailable for re-election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominees as management may propose.

The name of the nominee, his or her age, the principal position currently held by him or her and his or her biography are as follows:

Name	Age	Position
Robert W. Roche	56	Director
Urs P. Zimmerman	56	Director
Pierre E. Cohade	58	Lead Director
Jenny Hseau-Jean Wang	64	Director
Eric Haibing Wu	47	Director

Mr. Robert W. Roche has served as a director of our Company since March 31, 2006 and has served as the Executive Chairman of our Company since May 4, 2015 (and previously October 18, 2010 to August 26, 2014). He is a co-founder and the executive chairman of Acorn, and the chairman of our board of directors. He also serves as the chairman of Oak Lawn Marketing, a company incorporated in Japan. In addition, Mr. Roche conducts numerous business operations throughout Asia and the United States. President Obama named Mr. Roche to the United States Trade Representative’s (USTR) Advisory Committee for Trade Policy and Negotiations. He is also a member of the Advisory Council for the non-profit 100,000 Strong Foundation. Mr. Roche’s other civic contributions include serving as prior Chairman of the Board of Governors of the American Chamber of Commerce in Shanghai, member of the American Chamber of Commerce Japan Board of Governors, and a Board Member at the USA Pavilion, Expo 2010 Shanghai. In addition to funding his own foundation, Mr. Roche’s philanthropic work includes endowing a chair at Nanzan University in Nagoya, Japan, and establishing a Masters of Laws (LLM) in International Business Transactions program at the University of Denver, Sturm College of Law. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

上 海

● 地址：武宁南路1号越商大厦5楼

● 邮编：200040

● 电话：021-51518888

● 传真：021-51518883

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Mr. Urs P. Zimmerman has served as an independent director of our Company since January 15, 2018 and currently serves as a member of each of our audit committee and compensation committee. Mr. Zimmermann brings a wealth of expertise and knowledge to his role at Acorn, gained from spending more than 12 years working in multiple countries in Asia. Since April of 2015 he has served as the Senior Director and Country Head of DKSH China, a leading Swiss Market Expansion Service provider with a strong global brand portfolio focused on Asia. From May 2013 to March 2015 Mr. Zimmerman served as Country Head and Interim Manager in Thailand for IngenioCorp Co. Ltd., a logistics and supply chain solutions provider. Prior to that, Mr. Zimmerman held various executive roles in Europe, Africa and the Asia-Pacific Region with some of the world's leading logistics and supply chain management and healthcare companies. During his time in Asia, he held several Senior Director positions, including Regional CFO Asia in Hong Kong and had the responsibility for business development in several Asian countries. Born and raised in Switzerland, Mr. Zimmermann speaks German, English, and French and is proficient in Spanish and Portuguese. He holds a Federal Certificate in Commerce and Administration in Switzerland. He gained his professional qualification through management courses from the International Institute for Management Development (IMD), Lausanne with a focus on business strategy, entrepreneurship, marketing, finance and leadership and holds an executive MBA from the IMD in Lausanne, Switzerland.

Mr. Pierre E. Cohade has served as a director of our Company since February 1, 2017 and currently serves as the chairman of both our compensation committee and corporate governance and nominating committee. Mr. Cohade served as the Chief Executive Officer of Triangle Tyre, China’s largest private tire manufacturer from 2015 to 2016. From 2013 to 2015, Mr. Cohade was a Senior Advisor at ChinaVest, Wells Fargo’s investment banking affiliate in China. During 2012, he served as an independent consultant for various private equity concerns. Prior thereto he served as the President, Asia Pacific, of The Goodyear Tire & Rubber Company from 2004 to 2011. From 2003 to 2004, Mr. Cohade served as the Division Executive Vice President of the Global Water and Beverage division of Danone SA. From 1985 to 2003, Mr. Cohade served in roles of increasing responsibility at Eastman Kodak Co., ultimately serving as the Chairman of Kodak’s Europe, Africa, Middle East and Russia Region. In addition to his service on the Company’s Board, Mr. Cohade currently serves as a director of Johnson Controls International plc, (NYSE: JCI), a global diversified technology and industrial leader creating intelligent buildings, efficient energy solutions, integrated infrastructure and next generation transportation systems, CEAT Ltd., one of India’s leading tire manufacturers, and Deutsche Bank China. Mr. Cohade is currently the Chairman of IMA in China, a leading peer group forum for CEOs and senior executives located in China, and is an independent advisor to companies on China strategy and operations.

上 海

● 地址：武宁南路1号越商大厦5楼

● 邮编：200040

● 电话：021-51518888

● 传真：021-51518883

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Ms. Jenny Hseau-Jean Wang has served as an independent director of our Company since August 25, 2017 and currently serves as the chairman of our audit committee and a member of our corporate governance and nominating committee. Ms. Wang has over 30 years of experience in executive management, finance and business strategy for the Asia Pacific operations of several high-profile multinational organizations. From 2012 to 2013, Ms. Wang served as Senior Vice President for TE Connectivity (formerly Tyco Electronics) where she led China operations with a focus on growth through good corporate governance and strategic positioning. From 2005 to 2012, Ms. Wang led the growth of Goodyear Tire and Rubber Company in Asia, and was in the role of Vice President, Investment and Business Development, Asia Pacific from 2010-2012. From 2004 to 2005, she served as CFO and Vice President of Semiconductor Manufacturing International Company (SMIC), one of the world's largest semiconductor foundries. From 1993 to 2003, she served in various executive and finance positions for Motorola's Asia operations. Prior to that, she served as a Tax Manager at Arthur Andersen in the U.S. Ms. Wang is currently focused on community service in youth development and family and business financial planning in China. Ms. Wang has a Bachelor’s degree in Business from Taiwan Providence University, a Master of Science in Accounting from the University of Houston and is a Certified Public Accountant in the US. Ms. Wang is fluent in Mandarin and English.

Mr. Eric Haibing Wu has served as an independent director of our Company since September 14, 2016 and currently serves as a member of each of our audit committee, compensation committee, and corporate governance and nominating committee. He has over 20 years of experience in finance. He worked for PricewaterhouseCoopers in the United States from May 2000 to February 2006 and later worked as a senior manager in the assurance department of PricewaterhouseCoopers Zhong Tian CPAs Limited Company from February 2006 to October 2007. Since October 2007, he has been serving as the chief financial officer of Plateno Hotels Group (formerly known as 7 Days Group Holdings Limited). Mr. Wu graduated from Shanghai Jiao Tong University with a bachelor’s degree in economics in July 1994 and received a master’s degree in business administration from Michigan State University in May 2000.

Each Director will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting by way of an ordinary resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1-5, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

上 海

● 地址：武宁南路1号越商大厦5楼

● 邮编：200040

● 电话：021-51518888

● 传真：021-51518883

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PROPOSAL 6

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommends, and our Board of Directors concurs that Grant Thornton CPA LLP be appointed as our independent auditor for the fiscal year ending December 31, 2019. Grant Thornton CPA LLP has served as our independent auditor since 2016.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal by way of an ordinary resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6, THE APPOINTMENT OF GRANT THORNTON CPA LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2019.

OTHER MATTERS

Save as disclosed above, we know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Jacob A. Fisch
Chief Executive Officer
October 18, 2019

上 海

● 地址：武宁南路1号越商大厦5楼

● 邮编：200040

● 电话：021-51518888

● 传真：021-51518883

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